Exhibit 99.1

ADHEREX REPORTS RECENT DEVELOPMENTS AND THIRD QUARTER SEPTEMBER 30, 2011 FINANCIAL RESULTS

Research Triangle Park, NC, November 14, 2011 - - Adherex Technologies Inc. (TSX:AHX, Pink Sheets: ADHXF), a biopharmaceutical company focused on the development of eniluracil and 5-fluorouracil, today reported its financial results and recent developments for the third quarter ended September 30, 2011.  All amounts are in U.S. dollars unless otherwise specified.

Recent Developments

Eniluracil Clinical Trial

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Eniluracil Phase 2 Study Update - Enrollment in a Phase 2 clinical trial for Metastatic Breast Cancer comparing the oral regiment of Eniluracil + 5-Fluorouracil (5-FU) and Leucovorin versus Capecitabine (Xeloda®) commenced on April 27, 2011.  To date, over 50 of the 140 patients have enrolled in the trial and enrollment is expected to be completed in the middle of Calendar 2012. “A great deal of progress has been made over the past year and especially the past quarter. We believe that eniluracil has the potential to improve the lives of cancer patients and look forward to the results of the study,” said Mr. Rosty Raykov, Chief Executive Officer of Adherex.

STS Update

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On November 1, 2011, Adherex presented the development program for Sodium Thiosulfate Injection (STS) to the Pediatric Subcommittee of the Oncology Drug Advisory Committee. STS is being developed for the prevention of ototoxicity induced by platinum cancer chemotherapy in pediatric patients in two ongoing Phase 3 studies.  The subcommittee recognized the difficulty in completing large clinical trials in these rare populations and Adherex will continue to work with the FDA towards agreement of an acceptable regulatory submission pathway for STS.

Financial Update

The Company reported a net loss for the third quarter ended September 30, 2011 of $3.1 million, or a net loss of $0.17 per share, compared to net income of $1.7 million, or net income of $0.08 per share, in the same period in 2010.  The increase in the reported net loss is primarily due to a $2.2 million non-cash unrealized loss on derivatives in the third quarter ended September 30, 2011 compared to a $2.6 million non-cash unrealized gain on derivatives in the third quarter ended September 30, 2010.  The derivative liabilities will be settled when the warrants to which they relate are either exercised or expire unexercised. Operating expenses, which exclude stock based compensation, totaled $0.8 million in the third quarter ended September 30, 2011, as compared to $0.5 million in the same period in 2010.  The increase in operating expenses in the third quarter 2011 is primarily due to increased clinical trial expenditures in connection with the commencement of the Phase 2 study.

The Company reported net income for the nine month period ended September 30, 2011 of $1.2 million, or a net income of $0.05 per share, compared to a net loss of $1.2 million, or a net loss of $0.17 per share, in the same period in 2010.The increase in the reported net income is primarily due to a $1.2 million increase in non-cash unrealized gain on derivatives and a $2.2 million decrease in non-cash stock based compensation in the comparative periods ended September 30.  Operating expenses for the nine month period ended September 30, 2011 totaled $2.5 million, as compared to $3.8 million in the same period in 2010.  Operating expenses, which exclude stock based compensation, totaled $2.3 million for the nine month period ended September 30, 2011, as compared to $1.4 million in the same period in 2010.  The Company increased expenditures as a result of the commencement of the Phase 2 study.

Cash and cash equivalents totaled $6.2 million at September 30, 2011, compared to $5.9 million at December 31, 2010.  At September 30, 2011, the Company had working capital totaling approximately $5.8 million excluding the derivative liabilities.  The increased cash balance is the result of the Company’s recently completed rights offering offset by trial related and corporate expenditures.

The selected financial data presented below is derived from our audited consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles.  The complete interim consolidated financial statements for the period ended September 30, 2011 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov andwww.sedar.com.

Adherex Technologies Inc. Selected Financial Data (U.S. dollars in thousands except per share amounts)

Interim Consolidated Balance Sheets:	September 30, 2011	December 31, 2010
Assets:
Cash and cash equivalents	$6,174	$5,947
Other current assets	97	46
Total assets	$6,271	$5,993

Liabilities and stockholders’ deficiency:
Current liabilities	$476	$467
Derivative liabilities	9,465	10,450
Other long-term liabilities	-	-
Total stockholders’ deficiency	(3,670)	(4,924)
Total liabilities and stockholders’ deficiency	$6,271	$5,993

Interim Consolidated Statements of Operations:	Three Months Ended		Nine Months Ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Revenue	$-	$-	$-	$-

Operating expenses:
Research and development	439	110	988	419
General and administrative	505	807	1,548	3,369

Loss from operations	(944)	(917)	(2,536)	(3,788)

Unrealized gain (loss) on derivatives	(2,221)	2,570	3,683	2,498
Interest income and other	21	41	29	50

Net (loss)/income	$(3,144)	$1,694	$1,176	$(1,240)
Basic and diluted net (loss)/income per common share	$(0.17)	$0.08	$0.05	$(0.17)

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company's business that could cause actual results to vary, including such risks that regulatory clinical and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company's products will not be as large as expected, the Company's products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital needs, and its ability to obtain additional funding, as well as uncertainties relative to varying product formulations and a multitude of diverse regulatory and marketing requirements in different countries and municipalities, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2010.  Adherex Technologies, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

For further information, please contact:

RostyRaykov
Chief Executive Officer
Adherex Technologies Inc.
T: (919) 636-5144